1 December 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 142,500 Reed Elsevier PLC ordinary shares at a price of 1113.0310p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 134,556,935 ordinary shares in treasury, and has 1,135,764,299 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 35,110,101 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 82,500 Reed Elsevier NV ordinary shares at a price of €19.8014 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 81,216,744 ordinary shares in treasury, and has 655,791,562 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 20,321,551 shares.